Exhibit 99.7

                           RIGHTS OFFERING FOR SHARES
                                 OF COMMON STOCK
                                       OF

                            HUDSON TECHNOLOGIES, INC.

                                 August __, 2003

To Our Clients:

      We are enclosing for your consideration a Prospectus (the "Prospectus") dated August __, 2003, describing the issuance to stockholders of record of Hudson Technologies, Inc. ("Hudson") on August 1, 2003 (the "Record Date"), of non-transferable rights ("Rights") which may be exercised to purchase, at the Subscription Price (as defined below), shares of common stock, par value $.01 per share (the "Common Stock") of Hudson.

      Your attention is directed to the following:

            o Hudson stockholders will receive one (1) Right for each share of Common Stock of Hudson held as of the Record Date. This is referred to as the "Basic Subscription Right." No fractional Rights or cash in lieu thereof will be paid, and the number of Rights distributed to each holder of Common Stock will be rounded [up] to the nearest whole number of rights.

            o The Rights are non-transferable and have not been approved for trading on any national securities exchange or the Nasdaq Stock Market.

            o Basic Subscription Right: One Right will entitle the holder to purchase one share of Common Stock of Hudson at the Subscription Price of $_____ per share (the "Subscription Price"). In order for a holder of Rights to be able to exercise his or her Over-Subscription Privilege, that holder must exercise his or her Basic Subscription Right in full.

            o Over-Subscription Privilege: Any holder of Rights who fully exercises all Rights held by him or her under the Basic Subscription Right is entitled to subscribe, at the Subscription Price, for shares that were not otherwise subscribed for by other stockholders under their Basic Subscription Rights. However, if over-subscriptions received by Hudson exceed the number of shares available, the shares available will be proportionally allocated among those who oversubscribed based on the number of shares subscribed for by such holders pursuant to the Basic Subscription Privilege, as more fully described in the Prospectus.

            o Hudson has established a minimum share purchase requirement in this Rights offering of 1,000 shares of Common Stock. Therefore, all subscriptions resulting from the exercise of Rights must be for a minimum of 1,000 shares. However, even if a holder's Basic Subscription Right amounts to less than 1,000 shares, that holder may still participate by exercising all of his or her Basic Subscription

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                  Right as well as a sufficient number of Rights under the
                  Over-Subscription Privilege to meet the 1,000 share purchase requirement. Please note however, that Hudson may be required to proportionally reduce all Over-Subscription exercises in the event an insufficient number of shares are available therefor. In that case your subscription may be reduced below the 1,000 share minimum purchase requirement.

            o The expiration date of the Rights offering is 5:00 p.m., Eastern Time, on September __, 2003, unless extended by Hudson in its discretion (the "Expiration Date").

      Since we are the holder of record of the shares of Common Stock of Hudson held in your account, we have received your non-transferable Rights. We will exercise or sell your Rights only in accordance with your instructions. IF YOU DO NOT GIVE US YOUR INSTRUCTIONS, YOUR RIGHTS WILL BECOME VALUELESS AFTER THE EXPIRATION DATE.

      Your Rights will expire as of the Expiration Date. Therefore if you would like to participate and exercise your Rights for the purchase of shares of Common Stock of Hudson, please forward your instructions to us immediately by completing the enclosed Beneficial Owner Election Form.